UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25/A

(Amendment No. 1)

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR ☐ Form 6-K

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: __________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Data I/O Corporation
Full Name of Registrant

Former Name if Applicable

6645 185th Ave. N.E., Suite 100
Address of Principal Executive Office (Street and Number)

Redmond, WA 98052
City, State and Zip Code

Explanatory Note

This Amendment No. 1 to Form 12b‑25 amends the Form 12b‑25 originally filed by Data I/O Corporation on March 31, 2026 (the “Original Form 12b‑25”). This amendment updates and supplements the disclosure in Part III of the Original Form 12b‑25. Except as described herein, the Original Form 12b‑25 is restated in its entirety.

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Data I/O Corporation (the “Registrant”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the period ended December 31, 2025, by March 31, 2026 because extra time is needed to review and finalize its consolidated financial statements for the year ended December 31, 2025 including finalizing revenue related disclosures and accounting for income taxes.

The Registrant expects to file the Form 10-K no later than April 15, 2026.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Charles J. DiBona	425	881-6444
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

As disclosed above, the Company’s accounting staff requires additional time to finalize the audited financial statements for the year ended December 31, 2025.  The Company furnished a press release reporting certain preliminary unaudited results for the year ended December 31, 2025 as Exhibit 99.0 to its Form 8-K furnished on February 27, 2026. The preliminary unaudited financial results are subject to change pending the completion of Form 10-K for the year ended December 31, 2025.  Actual results may differ from the preliminary financial results and other information presented in the press release and contained in this Form 12b-25 due to the completion of our internal procedures, the audit of our financial statements, final adjustments and other developments that may arise between now and the time the results are finalized.

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Data I/O Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 7, 2026	By:	/s/ Charles J. DiBona
Charles J. DiBona Chief Financial Officer

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